March 23, 2017	Jeffrey R. Katz
T + 617 951-7072
Jeffrey.katz@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn, Senior Counsel

Re:	Preliminary Proxy Statements of Bulldog Investors, LLC for Putnam High Income
Securities Fund (File No. 811-05133), Putnam Municipal Opportunities Trust (File No. 811-
07626), and Putnam Managed Municipal Income Trust (811-05740)

Dear Ms. Hahn:

On behalf of our clients, Putnam High Income Securities Fund, Putnam Municipal Opportunities Trust and Putnam Managed Municipal Income Trust (each a “Fund” and collectively the “Funds”), we are writing to bring to the Staff’s attention what we believe are mistakes or omissions contained in the preliminary proxy statements filed March 20, 2017 by Bulldog Investors, LLC (“Bulldog”) with respect to the 2017 annual meeting of shareholders of each of the Funds. The Funds believe that absent corrections the shareholders of the Funds will be reviewing incorrect information. These concerns are set forth below.

1. The Bulldog proxy statement for Putnam Municipal Opportunities Trust contains the incorrect number of shares outstanding.

In its proxy statement for Putnam Municipal Opportunities Trust, Bulldog states that “[a]s of February 10, 2017, there were 53,735,134.998 common shares and 2,225 preferred shares outstanding.”

However, as of February 10, 2017, and as stated in the Fund’s preliminary and definitive proxy statements filed on March 8, 2017 and March 22, 2017, respectively, Putnam Municipal Opportunities Trust had 38,088,900.364 common shares and 7,154 preferred shares outstanding.

2. The Bulldog proxy statement for Putnam Municipal Opportunities Trust contains incorrect statements concerning the number of shares beneficially owned by Bulldog’s client’s nominees for trustees.

In its proxy statement for Putnam Municipal Opportunities Trust, Bulldog states that “Messrs. Goldstein and Dakos may be deemed to have a beneficial interest in 148 preferred shares of the Fund as a result of their roles with Bulldog Investors, whose clients are the beneficial owners of such shares.”

This statement is misleading with respect to the number of shares beneficially owned and contradicts Bulldog’s later statement in the same filing that “the soliciting stockholder, beneficially owns 734 preferred shares of the Fund, 78 of which were purchased in June 2012 and 656 in March 2017.”

The first statement also contradicts a 13D filing made by Bulldog on March 20, 2017 with respect to the Fund in which Bulldog stated “[a]s of March 16, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 734 aggregate shares of PMO ARPS (representing 10.26% of PMO ARPS outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares.”

3. The Bulldog proxy statements contain incorrect statements concerning proposals for each of the Funds to fix the number of trustees on the Board of Trustees.

In its proxy statement for each of the Funds, Bulldog states that “The Board of Trustees has determined to present two matters to be voted upon at the Meeting: a proposal to fix the number of trustees at fifteen, and the election of fifteen trustees…” and repeatedly makes reference to fixing the number of trustees at fifteen.

This statement and these references are incorrect. As stated in the Funds’ definitive proxy statements, each Fund’s Board of Trustees is proposing to fix the number of trustees at twelve and to elect twelve trustees. 1

4. The Bulldog proxy statements are deficient and not in compliance with the requirements of Schedule 14A—Disclosure of status of “interested persons.”

Item 22(b)(1) requires the proxy statement filer to provide information about board nominees in tabular format and to “indicate by heading or otherwise the directors or nominees who are or would be interested persons and the directors or nominees who are not or would not be interested persons….[and to] describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the director or nominee is or would be an interested person.”

Each of Bulldog’s proxy statements lacks such a table, such headings, and such footnotes, leaving shareholders unaware if the nominees are interested persons of a Fund. We believe this is more than an academic point. We believe that Messrs. Goldstein and Dakos currently may be interested persons of each of the Funds because, as principals of Bulldog, they may be each an “affiliated person” of the Funds in that they appear to be persons “indirectly owning, holding or controlling with power to vote five percentum or more of the outstanding voting securities” of

1 This inaccuracy in Bulldog’s preliminary proxy statements is due to the fact that Bulldog filed its preliminary proxy statements before the Funds filed their definitive proxy statements disclosing the Trustees decision to fix the number of trustees at twelve for each of the Funds. If not corrected, we believe this inaccuracy would confuse shareholders.

the Funds. Please see the definition of “affiliated person” in Section 2(a)(3) of the Investment Company Act of 1940 (the “Act”) and the definition of “interested person” in Section 2(a)(19)(A)(i) of the Act, which includes an “affiliated person” as defined in Section 2(a)(3) of the Act as a category of “interested person.”

5. The Bulldog proxy statements are deficient and not in compliance with the requirements of Schedule 14A—Disclosure of the number of portfolios overseen.

Item 22(b)(1) further requires disclosure of “the total number of separate portfolios that a nominee for election as director would oversee if he were elected.”

As such, Messrs. Goldstein and Dakos, each of whom is being nominated for a trustee position for each of the three Funds, should disclose in each of Bulldog’s proxy statements that either or both of them could oversee up to three Funds in the Fund Complex if elected.

6. The Bulldog proxy statements are deficient and not in compliance with the requirements of Schedule 14A—Discussion of qualifications of nominees.

Further, Item 22(b)(3)(i) requires that for “[e]ach director or nominee for election as director, [the proxy statement filer must] briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made in light of the Fund’s business and structure.”

Each of Bulldog’s proxy statements lack such a discussion and are therefore deficient and not in compliance with the requirements of Schedule 14A.

7. The Bulldog proxy statement for Putnam High Income Securities Fund contains confusing statements concerning the voting requirements to fix the number of trustees.

In its proxy statement for the Fund under the section captioned “Voting Requirements,” Bulldog states that: “The election of a trustee requires the affirmative vote of a plurality of the votes cast, i.e., the nominees receiving the most votes will be elected. A majority of the votes cast is required to approve all other proposals. Since there are competing proposals to fix the number of trustees, we presume that the number of trustees (either seven or fifteen) will be determined by which of the competing proposal [sic] receives the most votes.”

First, as discussed above, the Fund’s Trustees have proposed to fix the number of trustees at twelve and not fifteen.

Second, as stated in the Fund’s proxy statement and Amended and Restated Declaration of Trust, a plurality vote, meaning the greatest number of affirmative votes cast by shareholders on the proposal to fix the number of trustees, will fix the number of trustees. Bulldog states that “[a] majority of votes cast is required to approval all other proposals.” (Emphasis added.) If not clarified, this may lead shareholders to believe that a majority, rather than a plurality, is required to fix the number of trustees (notwithstanding Bulldog’s subsequent statement that it presumes the number of trustees will be determined by which proposal receives the most votes).

We urge the Staff to consider carefully the issues and concerns raised and require Bulldog to make appropriate corrections. If you have any questions or comments on this letter, please contact me at (617) 951-7072.

Very truly yours,

/s/ Jeffrey R. Katz

Jeffrey R. Katz

cc:	Robert T. Burns, Putnam Investments
Peter T. Fariel, Putnam Investments
Venice Monagan, Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP
Bryan Chegwidden, Esq., Ropes & Gray LLP